Exhibit(i)(2)


                           KIRKPATRICK & LOCKHART LLP
                         1800 MASSACHUSETTS AVENUE, NS
                                  SECOND FLOOR
                           WASHINGTON, DC 20036-1800
                            TELEPHONE (202) 778-9000
                            FACSIMILE (202) 778-9100
                                   www.kl.com


December 20, 1999


Neuberger Berman Income Trust
605 Third Avenue, Second Floor
New York, New York  10158-0180

Ladies and Gentlemen:

      Neuberger Berman Income Trust ("Trust") is a business trust organized under the laws of the State of Delaware and governed by a Trust Instrument dated December 23, 1992. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest, par value $0.001 per share ("Shares"), in its new series, Neuberger Berman Institutional Cash Trust ("Fund").

      We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies of the Trust Instrument and the By-laws of the Trust, the minutes of meetings of its board of trustees and other documents relating to its organization and operation, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that, when issued in accordance with the Trust's Trust Instrument, By-laws, and prospectus, the Shares will be legally issued, fully paid and non-assessable by the Trust.

      The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states which do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and could subject Trust shareholders to liability.

      To guard against this risk, the Trust Instrument: (i) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (ii) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond his or her investment simply as a result of being a shareholder is limited to circumstances in which: (i) a court refuses to apply Delaware law; (ii) no contractual limitation of liability is in effect; and
(iii) the Trust itself is unable to meet its obligations.


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Neuberger Berman Income Trust
December 20, 1999
Page 2




      We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state securities laws in connection with the sale of Shares.

      We hereby consent to the filing of this opinion in connection with Post-Effective Amendment No. 9 to the Trust's Registration Statement on Form N-1A to be filed with the Securities and Exchange Commission. We also consent to the reference to our firm in the Statement of Additional Information filed as part of the Registration Statement.



                                    Sincerely,

                                    KIRKPATRICK & LOCKHART LLP




                                    By:  /s/ Arthur C. Delibert
                                         ----------------------
                                         Arthur C. Delibert